

[FORM OF NOTE]

8% UNSECURED CONVERTIBLE NOTE

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE OFFERED, SOLD TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE LAWS, (ii) TO THE EXTENT APPLICABLE, RULE 144 UNDER THE ACT (OR ANY SIMILAR RULE UNDER THE ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (iii) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL TO THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND APPLICABLE STATE LAW IS AVAILABLE.

NOTE AMOUNT: $[AMOUNT]

FOR VALUE RECEIVED, the undersigned, Our Mayberry Inc., a Washington corporation (the "Company"), hereby promises to pay to the order of [INVESTOR NAME], (the "Noteholder"), in lawful money of the United States of America, and in immediately payable funds, the principal sum of $[AMOUNT] The principal hereof and any unpaid accrued interest thereon shall be due and payable on the date which is two (2) years from the date of this Note (the "Maturity Date"). Payment of all amounts due hereunder shall be made at the address of the Noteholder provided for in the Subscription Agreement (as defined below). The Company further promises to pay interest at the rate of 8% simple interest per annum on the outstanding principal balance hereof, such interest to be payable upon the Maturity Date (prorated for any partial period).

This Note is part of an offering (the "Offering") of up to $1,070,000 in aggregate principal amount of convertible notes (each, a "Note" and, collectively, the "Notes"). The Offering is being made pursuant to an 8% Unsecured Convertible Notes Subscription Agreement between the Company and the investors in the Offering (the "Subscription Agreement"), which contains certain representations and warranties, risk factors, and additional covenants of the Company with respect to the Notes. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Subscription Agreement. THE PROVISIONS THE SUBSCRIPTION AGREEMENT ARE INCORPORATED HEREIN BY REFERENCE.

1. PREPAYMENT. This Note may be prepaid, in whole or in part, at any time without notice and without the prior written consent of the Noteholder.

2. CONVERSION AND ADJUSTMENT.

2.1 Automatic Conversion Upon Qualified Offering.

2.1.1 Upon the closing of an offering of shares of a new class or series of the Company's preferred stock ("Preferred Shares") having aggregate gross proceeds to the Company of at least $4,000,000, including conversion of the Notes and any other indebtedness (a "Qualifying Offering"), then the principal amount of the Notes, and any accrued but unpaid interest thereon, will automatically convert into Preferred Shares at a conversion price equal to 80% of the per-share purchase price paid by the purchasers of such Preferred Shares in the Qualifying Offering. Such conversion will be effective upon the closing date of the Qualifying Offering.

2.1.2 The *"Conversion Price"* shall be the amount equal to (a) the lower of (i) the product obtained by multiplying 80% of the lowest per-share selling price at which shares of Conversion Stock are or have been issued in the Qualifying Offering as of the date of the conversion of this Note into such Conversion Stock, or (ii) the quotient obtained by dividing (A) $10,000,000 (*the valuation cap*) by (B) the number of shares of Common Stock of Borrower outstanding immediately prior to the Qualifying Offering Closing (assuming conversion of all then outstanding securities convertible into Common Stock of Borrower and exercise of all then outstanding options and warrants to purchase securities of Borrower, but excluding the shares of Conversion Stock issuable upon conversion of the Notes).

2.2 Voluntary Conversion at the Maturity Date. If the Notes have not been previously converted pursuant to a Qualifying Offering then, at any time following the Maturity Date, the holders of greater than fifty percent (50%) of the aggregate principal amount of the Notes may elect to convert all of the Notes into the Company's common equity securities at the then fair market value thereof, as determined by the Company in good faith.

2.3 Reservation of Shares. The Company covenants that it will at all times from and after the date hereof reserve and keep available such number of its authorized shares of common stock and Preferred Stock of the Company, free from all preemptive or similar rights therein, as will be sufficient to permit the conversion of this Note in full. The Company further covenants that such shares as may be issued pursuant to such conversion will, upon issuance, be duly and validly issued, fully paid and nonassessable and free from any liens with respect to the issuance thereof.

2.4 Adjustments.

2.4.1 Stock Splits and Dividends. If, after the date hereof, the Company shall subdivide its common stock, by stock split or otherwise, or combine its common stock, or issue additional shares of common stock in payment of a stock dividend on its common stock, the number of shares of common stock issuable on the conversion of this Note shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination, and the conversion price shall forthwith be proportionately decreased in the case of a subdivision or stock dividend, or proportionately increased in the case of a combination.

Our Mayberry, Inc.
Convertible Note

2.4.2   Mergers and Reclassifications.   If, after the date hereof, the Company shall enter into any Reorganization (as hereinafter defined), then, as a condition of such Reorganization, lawful provisions shall be made, and duly executed documents evidencing the same from the Company or its successor shall be delivered to the Noteholder, so that the Noteholder shall thereafter have the right to purchase, at a total price not to exceed that payable upon the conversion of this Note in full, the kind and amount of shares of stock and other securities and property receivable upon such Reorganization by a Noteholder of the number of shares of common stock which might have been purchased by the Noteholder immediately prior to such Reorganization, and in any such case appropriate provisions shall be made with respect to the rights and interest of the Noteholder to the end that the provisions hereof (including without limitation, provisions for the adjustment of the conversion price and the number of shares issuable hereunder) shall thereafter be applicable in relation to any shares of stock or other securities and property thereafter deliverable upon conversion hereof. For the purposes of this Section, the term "Reorganization" shall include without limitation any reclassification, capital reorganization or change of the common stock (other than as a result of a subdivision, combination or stock dividend provided for in Section 2.4.1 hereof), or any consolidation of the Company with, or merger of the Company into, another corporation or other business organization (other than a merger in which the Company is the surviving corporation and which does not result in any reclassification or change of the outstanding common stock), or any sale or conveyance to another corporation or other business organization of all or substantially all of the assets of the Company.

2.4.3   Certain Events. If there is any change in the outstanding common stock of the Company or any other event occurs as to which the provisions of Section 2.4.1 or 2.4.2 are not strictly applicable or if strictly applicable would not fairly protect the purchase rights of the Noteholder in accordance with such provisions, then the Board of Directors of the Company shall make an adjustment in the number and class of shares available under the Note, the conversion price or the application of such provisions, so as to protect such purchase rights as aforesaid. The adjustment shall be such as will give the Noteholder upon conversion for the same aggregate conversion price the total number, class and kind of shares as the Noteholder would have owned had the Note been converted prior to the event and had the Noteholder continued to hold such shares until after the event requiring adjustment.

2.4.4   Certificate of Adjustment. Whenever the conversion price is adjusted, as herein provided, the Company shall promptly deliver to the Noteholder a certificate of the Company's chief financial officer setting forth the conversion price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

2.5   Fractional Shares. No fractional shares shall be issued upon conversion of this Note. The Company shall, in lieu of issuing any fractional share, pay the holder entitled to such fraction a sum in cash equal to such fraction multiplied by the then effective conversion price.

3.   DEFAULT. The occurrence of any one of the following events shall constitute an event of default:

(a)   The non-payment, when due at the Maturity Date, of any principal or interest pursuant to this Note;

(b)   The material breach of any representation or warranty in this Note or in the Subscription Agreement. In the event the Noteholder becomes aware of a breach of this Section 3(b), the Noteholder shall notify the Company in writing of such breach and the Company shall have thirty (30) days to effect a cure of such breach;

(c)   The material breach of any covenant or undertaking in this Note or in the Subscription Agreement, not otherwise provided for in this Section 3. In the event the Noteholder becomes aware of a breach of this Section 3(c), the Noteholder shall notify the Company in writing of such breach and the Company shall have thirty (30) days to effect a cure of such breach;

(d)   The commencement by the Company of any voluntary proceeding under any bankruptcy, reorganization, arrangement, insolvency, readjustment or debt, receivership, dissolution, or liquidation law or statute or any jurisdiction, whether now or hereafter in effect; or the adjudication of the Company as insolvent or bankrupt by a decree of a court of competent jurisdiction; or the petition or application by the Company for, acquiescence in, or consent by the Company to, the appointment of any receiver or trustee for the Company or for all or a substantial part of the property of the Company; or the assignment by the Company for the benefit of creditors; or the written admission of the Company of its inability to pay its debts as they mature; or

(e)   The commencement against the Company of any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, adjustment of debt, receivership, dissolution or liquidation law or statute or any jurisdiction, whether now or hereafter in effect, provided, however, that the commencement of such a proceeding shall not constitute an event of default unless the Company consents to the same or admits in writing the material allegations of same, or said proceeding shall remain undismissed for ninety (90) days; or the issuance of any order, judgment or decree for the appointment of a receiver or trustee for the Company or for all or a substantial part of the property of the Company, which order, judgment or decree remains undismissed for ninety days; or a warrant of attachment, execution, or similar process shall be issued against any substantial part of the property of the Company.

Upon the occurrence of any event of default, the Noteholder may, by written notice to the Company, declare all or any portion of the unpaid principal amount due to the Noteholder, together with all accrued interest thereon, immediately due and payable.

4.   INDEMNIFICATION.

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each Noteholder, the partners, stockholders, officers and directors of each Noteholder, and each person, if any, who controls such Noteholder within the meaning of the Act or the Securities Exchange Act of 1934 (the "Exchange Act") against any losses, claims, damages, or liabilities to which they may become jointly or severally liable subject under the Act, the Exchange Act or other federal or state securities law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation"):

(i)   any untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; or

(ii)   the omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading;

and the Company will reimburse each such Noteholder, partner, stockholder, officer or director, underwriter or controlling person for any legal or other expenses reasonably incurred by them, in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent will not unreasonably be withheld, nor will the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Noteholder, partner, stockholder, officer, director, underwriter or controlling person of such Noteholder.

(b)   To the extent permitted by law, each Noteholder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each person, if any, who controls the Company within the meaning of the Act or the Exchange Act, any underwriter and any other Noteholder selling securities under such registration statement or any of such other Noteholder's partners, directors or officers or stockholders or any person who controls such Noteholder within the meaning of the Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Noteholder, partner or director, officer, stockholder or controlling person of such other Noteholder may become subject under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation that arises as a result of written information furnished by such Noteholder expressly for use in connection with such registration; and each such Noteholder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other Noteholder, partner, officer, director, stockholder or controlling person of such other Noteholder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section will not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Noteholder, which consent will not unreasonably be withheld; and provided further, that the total amounts payable in indemnity by a Noteholder under this Section in respect of any Violation will not exceed the gross proceeds received by such Noteholder upon the sale of any equity securities of the Company issued upon conversion of the Notes (the "Note Shares").

(c)   Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action (including any governmental action), such indemnified party

5

will, if a claim in respect thereof is to be made against any indemnifying party under this Section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party will have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party will have the right to retain its own counsel (limited to one such counsel for all indemnified parties), with the fees and expenses to be paid by the indemnifying party, if, in the written opinion of counsel to the indemnified party, representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, will relieve such indemnifying party of liability to the extent that such indemnifying party is materially prejudiced with respect to a specific claim.

(d)   The foregoing indemnity agreement with respect to any prospectus shall not inure to the benefit of any Noteholder or underwriter, or any person controlling such Noteholder or underwriter, from whom the person asserting any losses, claims, damages or liabilities purchased Note Shares, if a copy of the prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) provided by the Company was not sent or given by or on behalf of such Noteholder or underwriter to such person, if required by law so to have been delivered, at or prior to the written confirmation of the sale of the Note Shares to such person, and if the prospectus (as so amended or supplemented) would have cured the defect giving rise to such loss, claim, damage or liability.

(e)   If the indemnification provided for in this Section shall be unavailable to hold harmless an indemnified party in respect of any liability under the Act, then, and in each such case, the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statement or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable consideration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided that in no event shall any contribution under this subsection by a Noteholder exceed the gross proceeds from the offering received by such indemnifying party. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) will be entitled to contribution from any person or entity who or that was not guilty of such fraudulent misrepresentation.

5.   NOTICES. Notices to be given hereunder shall be in writing and shall be deemed to have been sufficiently given if delivered personally or sent by air express courier or messenger or sent by registered or certified mail (air mail if overseas), return receipt requested, or by telex, facsimile transmission, telegram, email whose receipt it acknowledged or similar means of

communication. Notice shall be deemed to have been received on the date of personal delivery, telex, facsimile transmission, telegram, email or similar means of communication, or if sent by overnight courier or messenger, shall be deemed to have been received on the next delivery day after deposit with the courier or messenger, or if sent by certified or registered mail, return receipt requested, shall be deemed to have been received on the third business day after the date of mailing. The address of the Company is set forth in the Subscription Agreement and the Company shall give written notice of any change of address to the Noteholder. The address of the Noteholder is as set forth in Subscription Agreement, and the Noteholder shall give written notice of any change of address to the Company.

6.   <u>CONSENT TO JURISDICTION AND SERVICE OF PROCESS</u>. The Company consents to the jurisdiction of any state or federal court located in King County, Washington. The Company waives personal service of any summons, complaint or other process in connection with any such action or proceeding and agrees that service thereof may be made, as the Noteholder may elect, by certified mail directed to the Company, or, in the alternative, in any other form or manner permitted by law. King County, Washington shall be the exclusive venue for any dispute between the Company and the Noteholder.

7.   <u>GOVERNING LAW</u>. This Note shall be governed by and construed and interpreted in accordance with the laws of the state of Washington applicable to contracts made and to be performed entirely therein, without giving effect to the rules and conflicts of law.

8.   <u>ATTORNEYS FEES</u>. In the event the Noteholder shall refer this Note to an attorney for collection, the Company agrees to pay all the costs and expenses incurred in attempting or effecting collection hereunder, including reasonable attorney's fees, whether or not suit is instituted.

9.   <u>CONFORMITY WITH LAW</u>. It is the intention of the Company and of the Noteholder to conform strictly to applicable usury and similar laws. Accordingly, notwithstanding anything to the contrary in this Note, it is agreed that the aggregate of all charges which constitute interest under applicable usury and similar laws that are contract for, chargeable or receivable under or in respect of this Note, shall under no circumstances exceed the maximum amount of interest permitted by such laws, and any excess, whether occasioned by acceleration or maturity of this Note or otherwise, shall be canceled automatically, and if theretofore paid, shall be either refunded to the Company or credited on the principal amount of this Note.

10.   <u>COUNTERPARTS</u>. This Agreement may be executed in several counterparts and it shall not be necessary for each party to execute each of such counterparts, but when all of the parties have executed and delivered one of such counterparts, the counterparts, when taken together, shall be deemed to constitute one and the same instrument, enforceable against each party in accordance with its terms.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____ .

Investment Amount: __$[AMOUNT]_____

COMPANY:

Our Mayberry Inc.
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]_____

Title: ___[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

THIS WARRANT AND THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE ACT, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION. NO OPINION OF COUNSEL SHALL BE REQUIRED IF THE TRANSFER IS TO AN AFFILIATE OF HOLDER.

WARRANT TO PURCHASE COMMON STOCK

FOR VALUE RECEIVED, **OUR MAYBERRY INC.**, a Washington corporation (the "**Company**"), hereby certifies that [INVESTOR NAME], or his registered assigns (the "**Holder**") is entitled to purchase from the Company up to [SHARES] duly authorized, validly issued shares of Common Stock, less the aggregate number of shares of Common Stock previously issued from time to time as a result of any partial exercise of this Warrant in accordance with **Section 3**, at a purchase price per share of $0.50 (the "**Exercise Price**"), all subject to the terms, conditions and adjustments set forth below in this Warrant. Certain capitalized terms used herein are defined in **Section 1** hereof.

This Warrant has been issued pursuant to the terms of that certain Promissory Note, dated [EFFECTIVE DATE], in the principal amount of $[AMOUNT] (the "**Promissory Note**"), between the Company and the Holder.

1.   Definitions. As used in this Warrant, the following terms have the respective meanings set forth below:

"**Aggregate Exercise Price**" means an amount equal to the product of (a) the number of Warrant Shares in respect of which this Warrant is then being exercised pursuant to **Section 3** hereof, multiplied by (b) the Exercise Price.

"**Board**" means the board of directors of the Company.

"**Business Day**" means any day, except a Saturday, Sunday or legal holiday, on which banking institutions in the city of Seattle, Washington are authorized or obligated by law or executive order to close.

"**Company**" has the meaning set forth in the preamble.

"**Common Stock**" means the Common Stock of the Company, par value $0.0001 per share, and any capital stock into which such Common Stock shall have been converted, exchanged or reclassified following the date hereof.

"**Convertible Securities**" means any securities (directly or indirectly) convertible into or exchangeable for the Company's capital stock, but excluding Options.

"**Exercise Date**" means, for any given exercise of this Warrant, the date on which the conditions to such exercise as set forth in **Section 3** shall have been satisfied at or prior to 5:00 p.m., Pacific time, on a Business Day, including, without limitation, the receipt by the Company of the Exercise Agreement, the Warrant and the Aggregate Exercise Price.

"**Exercise Agreement**" has the meaning set forth in Section 3(a)(i).

"**Exercise Period**" has the meaning set forth in **Section 2**.

"**Exercise Price**" has the meaning set forth in the preamble.

"**Fair Market Value**" means, as of any particular date: (a) the volume weighted average of the closing sales prices of the Common Stock for such day on all domestic securities exchanges on which the Common Stock may at the time be listed; (b) if there have been no sales of the Common Stock on any such exchange on any such day, the average of the highest bid and lowest asked prices for the Common Stock on all such exchanges at the end of such day; (c) if on any such day the Common Stock is not listed on a domestic securities exchange, the closing sales price of the Common Stock as quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association for such day; or (d) if there have been no sales of the Common Stock on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association on such day, the average of the highest bid and lowest asked prices for the Common Stock quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association at the end of such day; in each case, averaged over twenty (20) consecutive Business Days ending on the Business Day immediately prior to the day as of which "Fair Market Value" is being determined; provided, that if the Common Stock is listed on any domestic securities exchange, the term "Business Day" as used in this sentence means Business Days on which such exchange is open for trading. If at any time the Common Stock is not listed on any domestic securities exchange or quoted on the OTC Bulletin Board, the Pink OTC Markets or similar quotation system or association, the "Fair Market Value" of the Common Stock shall be the fair market value per share as determined jointly by the Board and the Holder.

"**Holder**" has the meaning set forth in the preamble.

"**Options**" means any warrants or other rights or options to subscribe for or purchase Common Stock or Convertible Securities.

"**Original Issue Date**" means [EFFECTIVE DATE]____.

"**Promissory Note**" has the meaning set forth in the preamble.

"**Nasdaq**" means The NASDAQ Stock Market LLC.

"**OTC Bulletin Board**" means the Financial Industry Regulatory Authority OTC Bulletin Board electronic inter-dealer quotation system.

"**Person**" means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization or government or department or agency thereof.

"**Pink OTC Markets**" means the OTC Markets Group Inc. electronic inter-dealer quotation system, including OTCQX, OTCQB and OTC Pink.

"**Warrant**" means this Warrant and all warrants issued upon division or combination of, or in substitution for, this Warrant.

"**Warrant Shares**" means the shares of Common Stock or other capital stock of the Company then purchasable upon exercise of this Warrant in accordance with the terms of this Warrant.

2.   Term of Warrant. Subject to the terms and conditions hereof, at any time or from time to time after the date hereof and prior to 5:00 p.m., Pacific time, on the **FIFTH (5th)** anniversary of the date hereof or, if such day is not a Business Day, on the next Business Day (the "**Exercise Period**"), the Holder of this

Warrant may exercise this Warrant for all or any part of the Warrant Shares purchasable hereunder (subject to adjustment as provided herein).

3.   Exercise of Warrant.

(a)   **Exercise Procedure**. This Warrant may be exercised from time to time on any Business Day during the Exercise Period, for all or any part of the unexercised Warrant Shares, upon:

(i)   surrender of this Warrant to the Company at its then principal executive offices (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction), together with a written letter addressed to the Company and signed by the holder specifying the number of Warrant Shares to be purchased; and

(ii)   payment to the Company of the Aggregate Exercise Price in accordance with **Section 3(b)**.

(b)   **Payment of the Aggregate Exercise Price**. Payment of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Exercise Agreement, by the following methods:

(i)   by delivery to the Company of a certified or official bank check payable to the order of the Company or by wire transfer of immediately available funds to an account designated in writing by the Company, in the amount of such Aggregate Exercise Price;

(ii)   by instructing the Company to withhold a number of Warrant Shares then issuable upon exercise of this Warrant with an aggregate Fair Market Value as of the Exercise Date equal to such Aggregate Exercise Price;

(iii)   by surrendering to the Company Warrant Shares previously acquired by the Holder with an aggregate Fair Market Value as of the Exercise Date equal to such Aggregate Exercise Price; or

(iv)   any combination of the foregoing.

In the event of any withholding of Warrant Shares or surrender of other equity securities pursuant to clause (ii), (iii) or (iv) above where the number of shares whose value is equal to the Aggregate Exercise Price is not a whole number, the number of shares withheld by or surrendered to the Company shall be rounded up to the nearest whole share and the Company shall make a cash payment to the Holder (by delivery of a certified or official bank check or by wire transfer of immediately available funds) based on the incremental fraction of a share being so withheld by or surrendered to the Company in an amount equal to the product of (x) such incremental fraction of a share being so withheld or surrendered multiplied by (y) in the case of Common Stock, the Fair Market Value per Warrant Share as of the Exercise Date, and, in all other cases, the value thereof as of the Exercise Date determined in accordance with clause (iii)(y) above.

(c)   **Delivery of Stock Certificates**. Upon receipt by the Company of the Exercise Agreement, surrender of this Warrant and payment of the Aggregate Exercise Price (in accordance with **Section 3(a)** hereof), the Company shall, as promptly as practicable, and in any event within four Business Days thereafter, execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the Warrant Shares issuable upon such exercise, together with cash in lieu of any fraction of a share, as provided in **Section 3(d)** hereof. The stock certificate or certificates so delivered shall be, to the extent possible, in such denomination or denominations as the exercising Holder shall reasonably request in the Exercise Agreement and shall be registered in the name of the Holder. This Warrant shall be deemed to have been exercised and such certificate or certificates of Warrant Shares shall be deemed to have been issued, and the Holder shall be deemed to have become a holder of record of such Warrant Shares for all purposes, as of the Exercise Date.

(d)   **Fractional Shares**. The Company shall not be required to issue a fractional Warrant Share upon exercise of any Warrant. As to any fraction of a Warrant Share that the Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay to such Holder an amount in cash (by delivery of a certified or official bank check or by wire transfer of immediately available funds) equal to the product of (i) such fraction multiplied by (ii) the Fair Market Value of one Warrant Share on the Exercise Date.

(e)   **Delivery of New Warrant**. Unless the purchase rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, at the time of delivery of the certificate or certificates representing the Warrant Shares being issued in accordance with **Section 3(c)** hereof, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unexpired and unexercised Warrant Shares called for by this Warrant. Such new Warrant shall in all other respects be identical to this Warrant.

(f)   **Valid Issuance of Warrant and Warrant Shares; Payment of Taxes**. With respect to the exercise of this warrant, the Company hereby represents, covenants and agrees:

(i)   This Warrant is, and any Warrant issued in substitution for or replacement of this Warrant shall be, upon issuance, duly authorized and validly issued.

(ii)   All Warrant Shares issuable upon the exercise of this Warrant pursuant to the terms hereof shall be, upon issuance, and the Company shall take all such actions as may be necessary or appropriate in order that such Warrant Shares are, validly issued, fully paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company and free and clear of all taxes, liens and charges.

(iii)   The Company shall take all such actions as may be necessary to ensure that all such Warrant Shares are issued without violation by the Company of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Common Stock or other securities constituting Warrant Shares may be listed at the time of such exercise (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

(iv)   The Company shall pay all expenses in connection with, and all taxes and other governmental charges that may be imposed with respect to, the issuance or delivery of Warrant Shares upon exercise of this Warrant; provided, that the Company shall not be required to pay any tax or governmental charge that may be imposed with respect to any applicable withholding or the issuance or delivery of the Warrant Shares to any Person other than the Holder, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid.

(g)   **Conditional Exercise**. Subject to Section 4(b) below but notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may at the election of the Holder be conditioned upon the consummation of such transaction, in which case such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.

(h)   **Reservation of Shares**. During the Exercise Period, the Company shall at all times reserve and keep available out of its authorized but unissued Common Stock or other securities constituting Warrant Shares, solely for the purpose of issuance upon the exercise of this Warrant, the maximum number of Warrant Shares issuable upon the exercise of this Warrant, and the par value per Warrant Share shall at all times be less than or equal to the applicable Exercise Price. The Company shall not increase the par value of any Warrant Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, and shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

4.   <u>Effect of Certain Events on Warrant Shares</u>.

(a)   **Adjustment to Warrant Shares upon Reorganization, Reclassification, Consolidation or Merger**. Subject to the provisions of Section 4(b) below, in the event of any (i) capital reorganization of the Company, (ii) reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), (iii) consolidation or merger of the Company with or into another Person, (iv) sale of all or substantially all of the Company's assets to another Person or (v) other similar transaction, in each case which entitles the holders of Common Stock to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, each Warrant shall, immediately after such reorganization, reclassification, consolidation, merger, sale or similar transaction, remain outstanding and shall thereafter, in lieu of or in addition to (as the case may be) the number of Warrant Shares then exercisable under this Warrant, be exercisable for the kind and number of shares of stock or other securities or assets of the Company or of the successor Person resulting from such transaction to which the Holder would have been entitled upon such reorganization, reclassification, consolidation, merger, sale or similar transaction if the Holder had exercised this Warrant in full immediately prior to the time of such reorganization, reclassification, consolidation, merger, sale or similar transaction and acquired the applicable number of Warrant Shares then issuable hereunder as a result of such exercise (without taking into account any limitations or restrictions on the exercisability of this Warrant); and, in such case, appropriate adjustment (in form and substance satisfactory to the Holder) shall be made with respect to the Holder's rights under this Warrant to insure that the provisions of this Warrant shall thereafter be applicable, as nearly as possible, to any shares of stock, securities or assets thereafter acquirable upon exercise of this Warrant. The provisions of this Section 4(a) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or similar transaction. The Company shall not effect any such reorganization, reclassification, consolidation, merger, sale or similar transaction unless, prior to the consummation thereof, the successor Person (if other than the Company) resulting from such reorganization, reclassification, consolidation, merger, sale or similar transaction, shall assume, by written instrument substantially similar in form and substance to this Warrant and satisfactory to the Holder, the obligation to deliver to the Holder such shares of stock, securities or assets which, in accordance with the foregoing provisions, such Holder shall be entitled to receive upon exercise of this Warrant. Notwithstanding any other provision to the contrary, with respect to any corporate event or other transaction contemplated by the provisions of this Section 4(a), the Holder shall have the right to elect prior to the consummation of such event or transaction, to give effect to the exercise rights contained in **Section 3** instead of giving effect to the provisions contained in this Section 4(a) with respect to this Warrant.

(b)   **Dividends and Distributions**. Subject to the provisions of Section 4(a), as applicable, if the Company shall, at any time or from time to time after the Original Issue Date, make or declare, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or any other distribution payable in securities of the Company (other than a dividend or distribution of shares of Common Stock, Options or Convertible Securities in respect of outstanding shares of Common Stock), cash or other property, then, and in each such event, provision shall be made so that the Holder shall receive upon exercise of the Warrant, in addition to the number of Warrant Shares receivable thereupon, the kind and amount of securities of the Company, cash or other property which the Holder would have been entitled to receive had the Warrant been exercised in full into Warrant Shares on the date of such event and had the Holder thereafter, during the period from the date of such event to and including the Exercise Date, retained such securities, cash or other property receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this Section 4(b) with respect to the rights of the Holder; provided, that no such provision shall be made if the Holder receives, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities, cash or other property in an amount equal to the amount of such securities, cash or other property as the Holder would have received if the Warrant had been exercised in full into Warrant Shares on the date of such event.

(c) **Certificate as to Adjustment**.

(i) As promptly as reasonably practicable following any adjustment of the kind of Warrant Shares pursuant to the provisions of Section 4(a), but in any event not later than five Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof.

(ii) As promptly as reasonably practicable following the receipt by the Company of a written request by the Holder, but in any event not later than five Business Days thereafter, the Company shall furnish to the Holder a certificate of an executive officer certifying the amount of other shares of stock, securities or assets then issuable upon exercise of the Warrant.

(d) **Notices**. In the event:

(i) that the Company shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon exercise of the Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, to vote at a meeting (or by written consent), to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) of any capital reorganization of the Company, any reclassification of the Common Stock of the Company, any consolidation or merger of the Company with or into another Person, or sale of all or substantially all of the Company's assets to another Person; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in each such case, the Company shall send or cause to be sent to the Holder at least ten days prior to the applicable record date or the applicable expected effective date, as the case may be, for the event, a written notice specifying, as the case may be, (A) the record date for such dividend, distribution, meeting or consent or other right or action, and a description of such dividend, distribution or other right or action to be taken at such meeting or by written consent, or (B) the effective date on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up is proposed to take place, and the date, if any is to be fixed, as of which the books of the Company shall close or a record shall be taken with respect to which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon exercise of the Warrant) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Warrant and the Warrant Shares.

5.   Holder Not Deemed a Stockholder; Limitations on Liability. Except as otherwise specifically provided herein (including Section 4(b), prior to the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this **Section 5**, the Company shall provide the Holder with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

6.   Replacement on Loss; Division and Combination.

(a)   **Replacement of Warrant on Loss**. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and upon delivery of an indemnity reasonably satisfactory to it (it being understood that a written indemnification agreement or affidavit of loss of the Holder shall be a sufficient indemnity) and, in case of mutilation, upon surrender of such Warrant for cancellation to the Company, the Company at its own expense shall execute and deliver to the Holder, in lieu hereof, a new Warrant of like tenor and exercisable for an equivalent number of Warrant Shares as the Warrant so lost, stolen, mutilated or destroyed; provided, that, in the case of mutilation, no indemnity shall be required if this Warrant in identifiable form is surrendered to the Company for cancellation.

(b)   **Division and Combination of Warrant**. Subject to compliance with the applicable provisions of this Warrant, this Warrant may be divided or, following any such division of this Warrant, subsequently combined with other Warrants, upon the surrender of this Warrant or Warrants to the Company at its then principal executive offices, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agents or attorneys. The Company shall at its own expense execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants so surrendered in accordance with such notice. Such new Warrant or Warrants shall be of like tenor to the surrendered Warrant or Warrants and shall be exercisable in the aggregate for an equivalent number of Warrant Shares as the Warrant or Warrants so surrendered in accordance with such notice.

7.   No Impairment. The Company shall not, by amendment of its Certificate of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but shall at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the Holder in order to protect the exercise rights of the Holder against dilution or other impairment, consistent with the tenor and purpose of this Warrant.

8.   Compliance with the Securities Act.

(a)   **Agreement to Comply with the Securities Act; Legend**. The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of this **Section 8** and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act of 1933, as amended (the "**Securities Act**"). This Warrant and all Warrant Shares issued upon exercise of this Warrant (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

"THE SHARES ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE ACT, OR THE SECURITIES LAWS OF ANY STATE AND, MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAW OR, IN THE OPINION OF LEGAL COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS EXEMPT FROM REGISTRATION. NO OPINION OF COUNSEL SHALL BE REQUIRED IF THE TRANSFER IS TO AN AFFILIATE OF HOLDER"

(b)   **Representations of the Holder**. In connection with the issuance of this Warrant, the Holder specifically represents, as of the date hereof, to the Company by acceptance of this Warrant as follows:

(i)   The Holder is acquiring this Warrant and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act.

(ii)   The Holder understands and acknowledges that this Warrant and the Warrant Shares to be issued upon exercise hereof are "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances. In addition, the Holder represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

(iii)   The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Shares. The Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects and financial condition of the Company.

(iv)   Neither (i) the Holder, (ii) any of its directors, executive officers, other officers that may serve as a director or officer of any company in which it invests, general partners or managing members, nor (iii) any beneficial owner of any of the Company's voting equity securities (in accordance with Rule 506(d) of the Securities Act) held by the Holder is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) under the Securities Act, except as set forth in Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed, reasonably in advance of the acceptance of this Warrant, in writing in reasonable detail to the Company.

9.   <u>Warrant Register</u>. The Company shall keep and properly maintain at its principal executive offices books for the registration of the Warrant. The Company may deem and treat the Person in whose name the Warrant is registered on such register as the Holder thereof for all purposes, and the Company shall not be affected by any notice to the contrary, except any assignment, division or combination of the Warrant effected in accordance with the provisions of this Warrant.

10.   <u>Automatic Conversion upon Expiration</u>. In the event that, upon the Expiration Date, the Fair Market Value of one share of Common Stock (or other security issuable upon the exercise hereof) is greater than the Exercise Price in effect on such date, then this Warrant shall automatically be deemed on and as of such date to be converted pursuant to Section 3(b)(ii) above as to all shares of Common Stock (or such other securities) for which it shall not previously have been exercised or converted that may be acquired hereunder at the lowest per share price as available hereunder, and the Company shall promptly deliver a certificate representing the shares of Common Stock (or such other securities) issued upon such conversion to Holder.

11.   <u>Notices</u>. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this **Section 11**).

        If to the Company: 330 112th Ave NE, Suite 300
                                    Bellevue, WA 98004
                                    E-mail: shawn@ourmayberry.com
                                    Attention: Shawn Tacey

        If to the Holder: Address provided by Wefunder

12.   <u>Cumulative Remedies</u>. The rights and remedies provided in this Warrant are cumulative and are not exclusive of and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

13.   <u>Equitable Relief</u>. Each of the Company and the Holder acknowledges that a breach or threatened breach by such party of any of its obligations under this Warrant would give rise to irreparable harm to the other party hereto for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, the other party hereto shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

14.   <u>Entire Agreement</u>. This Warrant constitutes the sole and entire agreement of the parties to this Warrant with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

15.   <u>Successor and Assigns</u>. This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of the Company and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.

16.   <u>No Third-Party Beneficiaries</u>. This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express

or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.

17.   Headings. The headings in this Warrant are for reference only and shall not affect the interpretation of this Warrant.

18.   Amendment and Modification; Waiver. Except as otherwise provided herein, this Warrant may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by the Company or the Holder of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

19.   Severability. If any term or provision of this Warrant is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Warrant or invalidate or render unenforceable such term or provision in any other jurisdiction.

20.   Governing Law. This Warrant shall be governed by and construed in accordance with the internal laws of the State of Washington without giving effect to any choice or conflict of law provision or rule (whether of the State of Washington or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Washington.

21.   Submission to Jurisdiction. Any legal suit, action or proceeding arising out of or based upon this Warrant or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Washington in each case located in King County, Washington, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified or registered mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

22.   Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Warrant is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Warrant or the transactions contemplated hereby.

23.   Counterparts. This Warrant may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Warrant delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Warrant.

24.   No Strict Construction. This Warrant shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____ .

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Our Mayberry Inc.
_____

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:
_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited